FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of June 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F_X_  Form 40-F___

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes___  No _X_

For Immediate Release                                               24 June 2002


                             Appointment of Chairman


Luxembourg - Monday 24 June, 2002 - Gemplus International SA (Paris Euronext:
Euroclear 5768 and Nasdaq: GEMP) today announces that Dominique Vignon is appointed as Chairman of the Board with immediate effect. Dominique succeeds Hasso von Falkenhausen who, as planned, now retires as Chairman and continues to serve as a non-executive Director.

Also as planned, Dr. Gilles Lisimaque has resigned from the Board upon the appointment of the new Chairman.

Enquiries:

Gemplus
Flavie Gil                       Tel:     + 33 4 42 36 56 83
                                 Email:   flavie.gil@gemplus.com

Citigate Dewe Rogerson           Tel:     + 44 (0)20 7638 9571
Anthony Carlisle                 Tel:     + 44 (0)7973 611 888
Laure Lagrange

Investors:
Yves Guillaumot                  Tel:     +33 4 42 36 52 98
                                          Email:   yves.guillaumot@gemplus.com
Fineo
Anne Guimard                     Tel:     +33 1 45 72 20 96
                                          Email:   guimard@fineo.com



Notes to Editors:

1.       Dominique Vignon

Aged 54, Dominique is a graduate of France's Ecole Polytechnique, and of the leading French Civil Engineering School, the Ecole Nationale des Ponts et Chaussees. He started his career as a civil engineer in the central administration of the French Ministry for Equipment before joining Electricite de France in 1980. He joined the Framatome Group in 1990 and was appointed General Manager of Nuclear Power International (NPI), the joint venture of Framatome and Siemens for the development of the European pressurised water reactor (EPR). In 1993, he became Chairman of the newly acquired Jeumont Industries, and from 1995 he was also appointed President of Framatome's nuclear business. In 1996, he became Chairman and CEO of the Framatome Group, a position he held until the end of 2001.


2.       About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards
-------------------------------------------------------------------------------

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.023 Billion Euros. It operates in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 24, 2002

                      GEMPLUS INTERNATIONAL S.A.


                      By:  /s/ Stephen Juge
                           --------------------------------------------------
                      Name:   Stephen Juge
                      Title:  Executive Vice President and General Counsel